EXHIBIT 1
PRESS RELEASE
DENISON PROVIDES U.S. OPERATIONS UPDATE
Toronto, Ontario — July 31, 2008, Denison Mines Corp. (“Denison”) (TSX: DML; AMEX: DNN) today provided an update on its U.S. operations.
     Denison has experienced delays in obtaining an Air Quality Permit, the only remaining permit required to mine Arizona 1, from the Arizona Department of Environmental Quality (“ADEQ”). The application for the Air Quality Permit, which relates to surface air quality, was submitted to the ADEQ in January 2008 after three months of consultation. Concern was subsequently raised over dust emission on public roads from the trucks hauling ore from the mine and further information was provided. The ADEQ staff was very timely in its response and indicated in June that all necessary information had been provided and finalizing the Air Quality Permit should not take long. Recently however, further information and analysis have been requested, which will be provided to ADEQ over the next six weeks. Unfortunately, Denison is unable to determine whether this new information will be sufficient, or the length of time ADEQ will require to process this information, and ultimately issue the Air Quality Permit. As a result, the Company has adjusted its 2008 production forecast to exclude any ore production from Arizona 1, a reduction of 340,000 pounds from the earlier estimate of 2008 production.
     Ore production from the five Colorado Plateau mines and the Tony M mine is meeting estimates. Production from Tony M at 300 tons per day continues to increase as historical mine development workings are dewatered and rehabilitated. On the Colorado Plateau production is currently at 400 tons per day, and the reopening of the Beaver Shaft is progressing on schedule with production anticipated in the fourth quarter of this year. Head grades have been slightly lower than planned. On the Colorado Plateau, the average head grade was originally estimated at 0.20% U3O8 and 1.20% V2O5. Based on production to date, head grades are averaging 0.18% U3O8 and 1.05% V2O5. At Tony M, average head grades are 0.15% U3O8, compared to an estimated average of 0.20% U3O8. Changes in mining procedures have been implemented to reduce dilution and improve the head grade.
     As a result of the delay in the receipt of the Air Quality Permit, and the lower head grades, production in 2008 from U.S. operations is now expected to be 1.0 to 1.2 million pounds. Vanadium production from the Colorado Plateau mines is expected to be 2.9 to 3.2 million pounds.
     The start-up of the White Mesa mill has gone very well with throughput currently at 1,500 tons per day and recoveries averaging above 90%. Lack of experienced personnel has been an issue, but the Mill has implemented a new shift rotation to improve training.

     The decision has been made to add a parallel alternate feed circuit at the White Mesa mill to run in conjunction with the processing of conventional ore. The engineering for this circuit will be completed in the fourth quarter and start-up of the circuit is anticipated by mid-2009. There is currently about 175,000 pounds of U3O8 contained in alternate feed material on site and another 350,000 pounds is expected to be delivered over the remainder of the year. With ongoing expected shipments next year and beyond, production from alternate feed is expected to be 150,000 – 250,000 pounds of U3O8 on an annualized basis.
About Denison
Denison Mines Corp. is a premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. The Company also has ownership interests in two of the four conventional uranium mills operating in North America today. The Company has a strong exploration and development portfolio with large land positions in the United States, Canada, Mongolia and Zambia.
For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372
Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison Mines Corp. (“Denison”).
Forward looking statements include, but are not limited to, statements with respect to estimated production; the development potential of Denison’s properties, including those of its joint ventures; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; actual results of current exploration activities;; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2008 available at www.sedar.com and its Form 40-F available at www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the Annual Information Form and the Form 40-F of the Company for the year ended December 31, 2007 and other continuous disclosure documents filed since December 31, 2007 available at www.sedar.com, for further information relating to their mineral resources and mineral reserves.

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